Filed Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Filer: Bats Global Markets, Inc.

Subject Company: Bats Global Markets, Inc., CBOE Holdings, Inc.

(SEC File No.: 001-37732, 001-34774)

Third Quarter 2016 – Earnings Call November 3, 2016

Disclaimers Non - GAAP Financial Measures To supplement Bats’ consolidated financial statements prepared in accordance with accounting principles generally accepted in th e United States (GAAP) and to better reflect period - over - period comparisons, Bats uses non - GAAP financial measures of performance, financ ial position, or cash flows that either exclude or include amounts that are not normally excluded or included in the most directly comparab le measure, calculated and presented in accordance with GAAP. Non - GAAP financial measures do not replace and are not superior to the presen tation of GAAP financial results, but are provided to improve overall understanding of Bats’ current financial performance and its pros pec ts for the future. Bats believes the non - GAAP financial results provide useful information to both management and investors regarding cert ain additional financial and business trends relating to financial condition and operating results. In addition, management uses these measu res , along with GAAP information, for reviewing financial results and evaluating its historical operating performance. The non - GAAP adjustments for all periods presented are based upon information and assumptions available as of the date of this release. The non - GAAP information is not prepared in accordance with GAAP and may not be comparable to non - GAAP information used by other companies. 2

Defined Terms  Adjusted cash is defined as cash and cash equivalents and financial investments excluding cash received for payment of Section 31 fees .  Adjusted earnings is defined as net income adjusted for amortization, acquisition - related costs, IPO costs, and tax restructuring costs, net of the tax effects of these adjustments.  EBITDA is defined as net income excluding interest, income tax provision and depreciation and amortization. Other companies may calculate EBITDA differently than Bats.  Normalized EBITDA is defined as EBITDA before acquisition - related costs, IPO costs , tax restructuring costs, and the gain on extinguishment of the revolving credit facility.  Normalized EBITDA Margin represents Normalized EBITDA divided by revenue less cost of revenue.  Normalized operating expenses is defined as operating expenses before acquisition - related costs, IPO costs, and tax restructuring costs.  Organic net revenue is defined as revenues less cost of revenues excluding revenues less cost of revenues of any acquisition for the quarter the business was acquired and the following year comparable quarter.  Transaction fee net revenue is defined as transaction fees less liquidity payments and routing and clearing costs. The reconciliation of non - GAAP items to the nearest GAAP alternative is included in the attached supplemental data. 3

Corporate Update and Outlook  CBOE Transaction  Continued Strong Operating Results  Existing Businesses Performing Extremely Well ▪ U.S. Equities (excluding auctions ) remains #1 ▪ U.S . ETF trading remains #1 ▪ European Equities and Trade Reporting remain #1 ▪ U.S. Options – Price - Time Priority market remains #1 ▪ Hotspot achieves best market share since acquisition  Key Initiatives Progressing ▪ Non - transaction revenue growth including expansion of proprietary market data ▪ Continued to build momentum with our ETF listings business ▪ On track to deliver new auction product in U.S. Options ▪ Finalized partnership with BIDS Trading to launch l arge - in - scale trading service in Europe ▪ Acquired Javelin SEF to accelerate entrance into new FX products  Technology Achievements Across All Business Segments 4

3Q16 Results 5 Market Share  U.S. Options achieved 2 nd highest quarterly market share at 11.0%  U.S . Equities market share increased in the 3 rd quarter to 20.8%  European Equities market share increased in the 3 rd quarter to 23.0%  Hotspot market share increased to 12.4% from 11.1% last year, the highest since acquisition *Our share of the publically reported institutional spot volume

3Q16 Results 6 Net Revenue  Net revenue growth of 5% in the current quarter compared to last year, driven by non - transaction revenue  Net income increased 13% in the current quarter compared to the same period in the prior year Net Income

3Q16 Financial Highlights 7 $108.8 million net revenue  Net revenue increased 5% for the 3 rd quarter and 16% year - to - date  Organic net revenue increased 5% for the 3 rd quarter and 13% year - to - date  Non - transaction revenue drove all net revenue growth in the 3 rd quarter

3Q16 Financial Highlights 8 Normalized operating expenses increased slightly in the quarter to $49 million from $48 million in the same quarter last year 3Q16 Normalized Operating Expenses

3Q16 Financial Highlights 9 $35.3 million adjusted earnings 17% increase in adjusted earnings

3Q16 Financial Highlights 10 Leverage ratio well below maximum Available liquidity of $169.6 M* * Includes adjusted cash and financial instruments

Corporate Restructuring 11 Re - characterizing European Operations (U.S. tax perspective)  Aligns with growth strategy to pursue global expansion (FX, proprietary products, indices, etc.) and create flexibility for Brexit  Expected to lower our current effective tax rate by 3 to 4 percentage points in 2017 and beyond  Will continue to provide flexibility to repatriate UK profits and provide a source of permanent re - investment in Europe and elsewhere  Expected to trigger a one - time US tax payment of $60M - $65M, to be paid in 1Q17  Restructuring targeted to be effective 12/31/16

Summary  Announced transformative, strategic transaction with CBOE Holdings, Inc.;  Continued strong performance in U.S. Options, generating 11.0% market share and doubling net capture;  Successfully migrated our BZX Options exchange to a next generation matching engine – flawlessly;  Enhanced the technology of Hotspot while growing market share;  And continued to have success in our ETF Trading and Listings business. 12

SUPPLEMENTAL DATA

Disclaimers

Cautionary Statements Regarding Forward-Looking Information

This presentation contains certain statements regarding intentions, beliefs and expectations or predictions for the future of CBOE and Bats, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements regarding post-closing integration or optimization of the combined businesses, anticipated synergies, the expected benefits of the proposed transaction and the anticipated timing of the closing. Words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "seeks," "projects" or words of similar meaning, or future or conditional verbs, such as "will," "should," "would," "could," "may" or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of stockholder and regulatory approvals (including clearance by antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all), whether in connection with integration, combining trading platforms, broadening distribution of offerings or otherwise; CBOE's ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of CBOE's shares to be issued in the transaction; disruptions of CBOE's and Bats' current plans, operations and relationships with market participants caused by the announcement and pendency of the proposed transaction; potential difficulties in CBOE's and Bats' ability to retain employees as a result of the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against CBOE and Bats following announcement of the proposed transaction; and other factors described in CBOE's annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the Securities and Exchange Commission (the "SEC") on February 19, 2016, Bats' final prospectus, which was filed with the SEC pursuant to Rule 424(b) on April 15, 2016, Bats' quarterly report for the quarterly period ended June 30, 2016, which was filed with the SEC on August 5, 2016, and other filings made by CBOE and Bats from time to time with the SEC. The factors described in such SEC filings include, without limitation: CBOE's ability to retain its right to exclusively list and trade certain index options and futures products; economic, political and market conditions; compliance with legal and regulatory obligations (and changes thereto), including obligations under agreements with regulatory agencies; increasing competition in the industries in which CBOE and Bats operate; CBOE's and Bats' ability to operate their respective businesses without violating the intellectual property rights of others and the costs associated with protecting their respective intellectual property rights; decreases in trading volumes or a shift in the mix of products traded on CBOE's or Bats' exchanges; each of CBOE's and Bats' ability to accommodate trading volume and transaction traffic, including significant increases, without failure or degradation of performance of their respective systems; CBOE's and Bats' ability to protect their respective systems and communication networks from security risks, including cyber-attacks; the ability to manage CBOE's and Bats' growth and strategic acquisitions or alliances effectively, including the ability to realize the anticipated benefits of past acquisitions; the ability to adapt successfully to technological changes to meet customers' needs and developments in the marketplace; and the impact of legal and regulatory changes and proceedings, whether or not related to the proposed transaction.

Neither CBOE nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Bats

14

Disclaimers

Additional Information Regarding the Transaction and Where to Find It

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This presentation is being made in respect of the proposed merger transaction involving CBOE and Bats. The issuance of shares of CBOE common stock in connection with the proposed merger will be submitted to the stockholders of CBOE for their consideration, and the proposed merger will be submitted to the stockholders of Bats for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive joint proxy statement/prospectus, which will be mailed to CBOE stockholders and Bats stockholders. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CBOE AND/OR BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of Bats and CBOE, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE will be available free of charge on CBOE's website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading "SEC Filings" or by contacting CBOE's Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats' website at http://www.bats.com/investor_relations/financials/ under the heading "SEC Filings" or by contacting Bats' Investor Relations Department at (913) 815-7132.

Participants in the Solicitation

CBOE, Bats, their respective directors and executive officers, certain other members of CBOE's and Bats' respective management and certain of CBOE's and Bats' respective employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE is set forth in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on April 6, 2016, and its annual report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 19, 2016, and information about the directors and executive officers of Bats is set forth in its final prospectus, which was filed with the SEC on April 15, 2016. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Bats

15

3Q16 Metrics 16

Supplemental Data 17

Supplemental Data 18

Supplemental Data 19

Supplemental Data 20

Supplemental Data 21

Supplemental Data 22

Supplemental Data 23

Supplemental Data

Supplemental Data

3Q16 Net Revenue by Segment 26